UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

MICREL, INCORPORATED
(Exact name of Registrant as specified in its charter)
________________________________

California	001-34020	94-2526744
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

2180 Fortune Drive, San Jose, CA	95131
(Address of principal executive offices)	(Zip Code)

Colin Sturt, Vice President, General Counsel and Corporate Secretary, 408-944-0800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Micrel, Incorporated (“Micrel”), has determined that substantially all of its products contain components likely to contain conflict minerals. Micrel performed a reasonable country of origin inquiry and concluded that a portion of its conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country. Micrel has reason to believe that those conflict minerals may not be from recycle or scrap sources. Accordingly, Micrel proceeded to exercise due diligence on the source and chain of custody of its conflict minerals.
Micrel has prepared a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. The Conflict Minerals Report includes a discussion of the due diligence procedures performed, Micrel’s determinations regarding the source and chain of custody of its conflict minerals, and the disclosures required by the Securities and Exchange Commission.
The Registrant has disclosed the information above, along with a copy of its Conflict Minerals Report and related materials, on its website, http://www.micrel.com/_PDF/qualrel/Micrel_Conflict_Minerals_Report_2013.pdf.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INCORPORATED
(Registrant)

Date:	June 2, 2014	By:	/s/ Colin Sturt
		Name:	Colin Sturt
		Title:	Vice President, General Counsel and Corporate Secretary